UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 19)

POINTER TELOCATION LTD.
(Name of Issuer)

Ordinary Shares, NIS 3.00 par value per share	M7946T104
(Title of Class of Securities)	(CUSIP Number)

Orly Tsioni, Adv.
Yigal Arnon & Co. 1, Azrieli Center Tel-Aviv 67021, Israel +972-3-608-7851 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	M7946T104	13D/A	Page 2 of 6

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 2,582,201
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 2,582,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,582,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.36% (1)
14	TYPE OF REPORTING PERSON: CO

(1)           Based on a number of 6,559,916 Ordinary Shares outstanding as of the date hereof.

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CUSIP No.	M7946T104	13D/A	Page 3 of 6

1	NAMES OF REPORTING PERSONS: Barak Dotan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 2,582,201
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 2,582,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,582,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.36% (1)
14	TYPE OF REPORTING PERSON: IN

(1)           Based on a number of 6,559,916 Ordinary Shares outstanding as of the date hereof.

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CUSIP No.	M7946T104	13D/A	Page 4 of 6

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 2,582,201
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 2,582,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,582,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.36% (1)
14	TYPE OF REPORTING PERSON: IN

(1)           Based on a number of 6,559,916 Ordinary Shares outstanding as of the date hereof.

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This Amendment No. 19 to Schedule 13D is being filed on behalf of DBSI Investments Ltd. ("DBSI"), Barak Dotan and Yossi Ben Shalom (together, the “Reporting Persons”), relating to the ordinary shares (the “Ordinary Shares”) of Pointer Telocation Ltd., a corporation existing under the laws of Israel (“Pointer”). The original statement on Schedule 13D, and the previous amendments filed thereto, are hereby amended and supplemented as follows:

Item 5.                       Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) (b)  DBSI is the beneficial owner of 2,582,201Ordinary Shares, constituting 39.36% of the outstanding Ordinary Shares. Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of 2,582,201Ordinary Shares. DBSI holds the right to vote its 2,582,201 Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.

(c)            The list of all purchases or sales of Ordinary Shares by the Reporting Persons in the last 60 days is hereby amended by adding the following transactions made pursuant to DBSI’s 10b5-1 plan:

(i) On January 13, 2014, DBSI sold 69,763 Ordinary Shares in open market transactions at a weighted average price of $11.79201* per share.

(ii) On January 14, 2014, DBSI sold 52,093 Ordinary Shares in open market transactions at a weighted average price of $10.86150* per share.

(ii) On January 15, 2014, DBSI sold 59,137 Ordinary Shares in open market transactions at a weighted average price of $10.44478* per share.

(*)	Upon request, the Reporting Person will provide the Staff with full information regarding the number of shares sold at each separate price.

(d)           Not applicable.

(e)           Not applicable.

Item 7.                       Materials to be Filed as Exhibits.

Exhibit 1.         Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2014

DBSI INVESTMENTS LTD.

By: /s/ Barak Dotan	/s/ Yossi Ben Shalom
Name: Barak Dotan	Yossi Ben Shalom
Title: Director	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2014

By: /s/ Barak Dotan
Name: Barak Dotan

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2014

By: /s/ Yossi Ben Shalom
Name: Yossi Ben Shalom

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